Exhibit 99.22

Torex Gold Announces Acquisition of Reyna Silver

Acquisition provides direct access to a portfolio of prospective exploration properties within established mining regions in Mexico and Nevada

(All amounts expressed in Canadian dollars unless otherwise stated)

Toronto, Ontario — (Newsfile Corp. - June 23, 2025) - Torex Gold Resources Inc. (the “Company” or “Torex”) (TSX: TXG) announces that it has entered into a definitive agreement (the “Arrangement Agreement”) with Reyna Silver Corp. (“Reyna Silver”) (TSXV: RSLV) to acquire all of the issued and outstanding common shares (“Shares”) of Reyna Silver (other than Shares held by Torex) pursuant to a court-approved plan of arrangement for an all cash consideration of approximately US$26 million ($36 million) based on an offer price of $0.13 per Share (the “Transaction”).

Jody Kuzenko, President and CEO of Torex, stated:

“The acquisition of Reyna Silver provides Torex with immediate access to new and exciting early-stage exploration projects within prolific mining camps in northern Mexico and Nevada, consistent with our strategy to create a diversified, Americas-focused precious metals producer built on a portfolio of quality assets, including exploration and development stage projects and producing mines.

“Through the acquisition, Torex will acquire direct ownership in a suite of highly prospective exploration projects located in Mexico, with the most advanced being the Batopilas and Guigui projects in Chihuahua. The acquisition also provides Torex with the option to acquire an initial 70% interest in the prospective Gryphon Summit (located at the southern end of the Carlin-trend) and a 100% interest in the Medicine Springs projects in Nevada.

“With the technical expertise and breadth of our exploration team, proven capability to deliver on major projects with the recent completion and commissioning of our Media Luna Project, and anticipated robust free cash flow generation as Media Luna ramps up operations, we are well-positioned to advance Reyna Silver’s properties and unlock the full value of these four projects. Upon closing, Torex plans to build off the exploration and drilling programs undertaken by Reyna Silver at both Mexican assets as well as undertake a thorough evaluation of the potential of the properties in Nevada. In so doing, Torex will leverage the same systems-based approach established at Morelos that has delivered significant resource and reserve growth over the last few years.”

TRANSACTION SUMMARY

The Transaction will be completed pursuant to a court-approved plan of arrangement under the Business Corporations Act (British Columbia), requiring the approval of at least: (i) 66 2⁄3% of the votes cast by shareholders of Reyna Silver; (ii) 66 2⁄3% of the votes cast by shareholders of Reyna Silver and the holders of warrants, options and restricted share units (“RSUs”) voting together as a single class; and (iii) 50% of the votes cast by disinterested shareholders, at a special meeting of Reyna Silver securityholders that will be called to consider the Transaction.

In addition to securityholder and court approvals, the Transaction is subject to applicable regulatory approvals including, but not limited to, TSX Venture Exchange (“TSXV”) approval and the satisfaction of certain other closing conditions customary in transactions of this nature. The Arrangement Agreement contains customary provisions including non-solicitation, “fiduciary out” and “right to match” provisions. The Arrangement Agreement will be made available on Reyna Silver’s SEDAR+ profile at www.sedarplus.ca and full details of the Transaction will be included in the meeting materials to be prepared by Reyna Silver in connection with the special meeting of securityholders. The special meeting is expected to be held in August 2025 and the Transaction is expected to close shortly thereafter.

The Transaction has the support of management and the Board of Directors of Reyna Silver, as directors and executive officers of Reyna Silver, who collectively hold approximately 7.7% of the outstanding Shares and approximately 10.8% of the outstanding Shares, warrants, stock options and RSUs collectively, entered into voting support agreements with Torex to support the Transaction.

The Arrangement Agreement was unanimously approved by the Board of Directors of each of Torex and Reyna Silver, and Reyna Silver’s Board of Directors recommends that their securityholders vote in favour of the Transaction.

The Board of Directors of Reyna Silver received an opinion from Evans & Evans, Inc., a financial advisory firm, that, as of the date of such opinion, and based upon and subject to the assumptions, limitations and qualifications stated in such opinion, the consideration to be paid under the Transaction is fair, from a financial point of view, to Reyna Silver shareholders (other than Torex).

INVESTMENT IN REYNA SILVER

In connection with the Transaction, Torex agreed to purchase units (“Units”) of Reyna Silver for a total investment of $1.1 million in a non-brokered private placement (the “Private Placement”) that was agreed to concurrently with the execution of the Arrangement Agreement.

Reyna Silver agreed to use the proceeds of the Private Placement as prescribed and agreed to with Torex and as required by the Arrangement Agreement.

The price of each Unit to be issued under the Private Placement will be equal to the market price of the Shares following announcement of the Transaction, less a 25% discount, and each Unit will be comprised of one Share and one common share purchase warrant (a “Purchaser Warrant”). Each Purchaser Warrant will be exercisable to acquire one Share at the price to be paid under the Transaction for a period of one year, provided that if the exercise price is lower than the market price of the Shares following announcement of the Transaction, it shall be automatically adjusted upwards to the market price.

Closing of the Private Placement is subject to approval of the TSXV and is expected to close the business day following receipt of such approval. Until closing of the Private Placement, Torex will not own any Shares or other securities of Reyna Silver.

ADVISORS

Cassels Brock & Blackwell LLP is acting as legal counsel to Torex in connection with the Transaction.

DuMoulin Black LLP and Edwards, Kenny & Bray LLP are acting as legal counsel to Reyna Silver in connection with the Transaction and Evans and Evans was engaged to provide the fairness opinion referred to above.

ABOUT TOREX GOLD RESOURCES INC.

Torex Gold Resources Inc. is an intermediate gold producer based in Canada, engaged in the exploration, development, and operation of its 100% owned Morelos Property, an area of 29,000 hectares in the highly prospective Guerrero Gold Belt located 180 kilometres southwest of Mexico City.

The Company’s principal asset is the Morelos Complex, which includes the producing Media Luna Underground, ELG Underground, and ELG Open Pit mines, the development stage EPO Underground Project, a processing plant, and related infrastructure. Commercial production from the Morelos Complex commenced on April 1, 2016 and an updated Technical Report for the Morelos Complex was released in March 2022.

Torex’s key strategic objectives are: deliver Media Luna to full production and build EPO; optimize Morelos production and costs; grow reserves and resources; disciplined growth and capital allocation;

retain and attract best industry talent; and industry leader in responsible mining. In addition to realizing the full potential of the Morelos Property, the Company is seeking opportunities to acquire assets that enable diversification and deliver value to shareholders.

FOR FURTHER INFORMATION, PLEASE CONTACT:

TOREX GOLD RESOURCES INC.

Jody Kuzenko

President and CEO

Direct: (647) 725-9982

jody.kuzenko@torexgold.com

Dan Rollins

Senior Vice President, Corporate Development & Investor Relations

Direct: (647) 260-1503

dan.rollins@torexgold.com

CAUTIONARY NOTES ON FORWARD-LOOKING STATEMENTS

This press release contains “forward-looking statements” and “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to, statements regarding: the Transaction and the Private Placement, including timing for completion of the Transaction and the Private Placement; the Transaction resulting in the acquisition of direct ownership in a suite of highly prospective exploration projects located in Mexico and the option to acquire an initial 70% interest in the prospective Gryphon Summit (located at the southern end of the Carlin-trend) and a 100% interest in the Medicine Springs projects in Nevada; the anticipated robust free cash flow generation as Media Luna ramps up operations; the Company’s positioning to advance Reyna Silver’s properties and unlock the full value of these four projects; plans to build off the exploration and drilling programs undertaken by Reyna Silver at both Mexican assets as well as undertake a thorough evaluation of the potential of the properties in Nevada. In so doing, Torex will leverage the same systems-based approach that has delivered significant resource and reserve growth over the last few years and; Torex’s key strategic objectives are: deliver Media Luna to full production and build EPO; optimize Morelos production and costs; grow reserves and resources; disciplined growth and capital allocation; retain and attract best industry talent; and industry leader in responsible mining. Generally, forward-looking information can be identified by the use of forward-looking terminology such as “expects”, “planned”, “guided”, “strategy”, “target”, “goal”, “objective”, “aim” or variations of such words and phrases or statements that certain actions, events or results “will”, or “is expected to” occur or the Company “remains confident” will occur. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking information, including, without limitation, risks and uncertainties identified in the Company’s technical report (the “Technical Report”) released on March 31, 2022, entitled “NI 43-101 Technical Report ELG Mine Complex Life of Mine Plan and Media Luna Feasibility Study”, which has an effective date of March 16, 2022, Company’s annual information form (“AIF”) and management’s discussion and analysis (“MD&A”) or other unknown but potentially significant impacts. Forward-looking information is based on the reasonable assumptions, estimates, analyses, and opinions of management made in light of its experience and perception of trends, current conditions and expected developments, and other factors that management believes are relevant and reasonable in the circumstances at the date such statements are made. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking information, there may be other factors that cause results not to be as anticipated. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, whether as a result of new information or future events or otherwise, except as may be required by applicable securities laws. The Technical Report, AIF, and MD&A are available filed on SEDAR+ at www.sedarplus.ca and available on the Company’s website at www.torexgold.com.

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